January 4, 2016

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention: Anu Dubey, Division of Investment Management

Re:	Virtus Retirement Trust File Nos. 033-80057 and 811-9140 Post-Effective Amendment No. 32

Dear Ms. Dubey:

Thank you for your telephonic comments on October 27, 2015 regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Retirement Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on September 21 2015. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) upon the automatic effectiveness of our previous filing on January 8, 2016.

Comment 1.                The Staff notes that the Virtus Institutional Bond Fund, a series of the Registrant that has been inactive and filed its final Form N-SAR in 2012, is still denoted as active on the EDGAR system. Please update to mark the series as inactive.

Response 1.                We have marked the referenced series as “inactive” in the EDGAR system.

Comment 2.                Page 1, Virtus DFA 2015 Target Date Retirement Income Fund, Investment Objective. In light of the use of the word “Income” in the fund’s name, the Staff believes that the fund’s investment objective should also include an income component. Note, where appropriate, comments delivered for one fund apply to each of the other funds as well.

Response 2.                We note that each fund’s investment objective is currently written as follows: “The fund has an investment objective of providing total return, consistent with the fund’s current asset allocation. Total return is comprised of income and capital appreciation.” Since income is already a component of each fund’s investment objective as written, we have made no changes in response to this comment.

Comment 3.                Page 1, Fees and Expenses, second sentence. Please remove the statement “eligibility requirements for each share class is available from your financial advisor” as this information is not required by Item 3 of Form N-1A and is therefore not permitted.

Response 3.                We have made the requested revision.

Comment 4.                Page 1, Fees and Expenses, Shareholder Fees Table, Maximum Deferred Sales Charge. Please remove the parenthetical “(as a percentage of the lesser of purchase price or redemption proceeds).” Since there are no deferred sales charges applicable to any of the share classes, the parenthetical information does not apply.

Securities distributed by VP Distributors, LLC

Response 4.                We have made the requested revision.

Comment 5.                Page 2, Principal Investment Strategies. The Staff notes that the discussion of the fund’s principal investment strategies focuses on the allocation among underlying funds at the fund’s inception. Please include in the summary section portions of the glide path description from the Item 9 disclosure to indicate how the allocation will change over time.

Response 5.                We have made the requested revision.

Comment 6.                Page 2, Principal Investment Strategies, second paragraph. Please disclose the market capitalization policy of the domestic and international equity underlying funds and the credit quality and maturity policy of the fixed income underlying funds in which the fund will invest. Please also include corresponding risk disclosure, as appropriate.

Response 6.                We have added the requested disclosure.

Comment 7.                Page 2, Principal Risks. Regarding “Value Stocks Risk,” please add a reference in the fund’s principal investment strategies to indicate that the underlying funds may pursue value investing.

Response 7.                We have made the requested revision.

Comment 8.               Page 5, Purchase and Sale of Fund Shares, Payments to Broker-Dealers and Other Financial Intermediaries. Please remove the second paragraph regarding Class R6 Shares. This information is not required by Item 8 of Form N-1A and is therefore not permitted.

Response 8.                We acknowledge that the referenced disclosure does not strictly comply with Item 8; however, we believe that the existing disclosure concerning payments to financial intermediaries and potential conflicts caused thereby does not apply to the circumstances of sales of R6 Shares since no such payments are made. We believe the referenced disclosure provides clarity around the structure of Class R6 Shares that was perhaps not anticipated as necessary at the last update of Form N-1A when these types of share classes did not yet exist in the market, but due to current markets and class structures provides important information to potential investors and intermediaries. We have therefore made no changes in response to this comment.

Comment 9.                Page 52, More Information About Investment Objectives and Principal Investment Strategies, sixth paragraph. Regarding the disclosure beginning “The funds do not provide guaranteed income or payouts…,” please consider adding this or similar disclosure as a risk in the summary section of the prospectus.

Response 9.                We have made the requested revision.

Comment 10.               Page 53, More Information About Investment Objectives and Principal Investment Strategies, Asset Allocation Strategy, second paragraph. Regarding the disclosure beginning “The asset allocation of each fund will continue to evolve…,” please consider adding this or similar disclosure to the Principal Investment Strategies in the summary section of the prospectus.

Response 10.                We have made the requested revision.

Comment 11.               Page 54, More Information About Investment Objectives and Principal Investment Strategies, Investment Strategies of the Underlying Funds. Please change the heading of this section to read “Principal Investment Strategies of the Underlying Funds.”

Response 11.                We have made the requested revision.

Comment 12.                Page 66, Management of the Funds, The Adviser and Subadviser. Regarding the description of the investment adviser, please conform the disclosure to the similar disclosure in the SAI indicating that Virtus Retirement Investment Advisers, Inc. is a newly formed entity.

Response 12.                We have made the requested revision.

Comment 13.                Page 66, Management of the Funds, Portfolio Management. If the portfolio managers listed operate as a team, please indicate that they are “jointly and primarily responsible” for the day-to-day management of the fund, per Instruction 2 to Item 5(b) of Form N-1A.

Response 13.                We have made the requested revision.

Comment 14.                Page 79, Annual Fee on Small Accounts. Please add the $25 small account fee to the Annual Fund Fees and Expenses table.

Response 14.                Per Instruction 2(d) to Item 3, “…fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed.” Since this fee is only charged on accounts under a relatively small size and contains waiver provisions for shareholders to which it would otherwise apply, we do not believe this fee rises to the level of requiring disclosure in the fee table. We therefore have made no revisions in response to this comment.

Comment 15.                SAI, Page 48, Swap Agreements, Credit Default Swap Agreements, second paragraph. Please revise this paragraph to clarify that the fund will segregate the notional amount regardless of whether the swap is cleared on an exchange and regardless of whether the fund is buying or selling the swap; and with respect to cases where a fund is the buyer of a swap and the fund’s notional exposure exceeds the principal amount of the referenced security held by the fund, please clarify that the fund will segregate securities with a value equal to the buyer’s future payment obligations under the swap plus the amount of any prepayment penalty.

Response 15.                We have made the requested revision.

Comment 16.                SAI, Page 70, Fundamental Investment Limitations, Restriction #2. Please add disclosure to indicate that the fund will not invest more than 25% in issuers … in the same industry “or group of industries…” per Item 16(c)(1) of Form N-1A. Please also add disclosure to the effect that the fund will consider the concentration policy of the underlying funds when applying its own.

Response 16.                We have made the requested change with respect to the first part of this comment. With regard to the second part of this comment, the funds will not look through to the securities of any underlying funds when applying their own concentration policies. Although information regarding holdings of underlying unaffiliated mutual funds may be publicly available, we do not believe that such information is available in a format that would allow efficient analysis of the information. We have made no changes in response to this portion of the comment.

Comment 17.                SAI, Page 78, Management of the Trust. Please include the table required by Item 17(b)(4) disclosing the dollar range of securities of the funds held by each of the Trustees.

Response 17.                We have added the required disclosure.

Consistent with SEC Release 2004-89, the Registrant hereby acknowledges that:

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•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;
•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and thus this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Ann Flood at (860) 263-4746 or the undersigned at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer S. Fromm

Jennifer S. Fromm

cc: Ann Flood

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